Exhibit 99.2

Ctrip.com International, Ltd.

Consolidated Balance Sheets Information

	December 31, 2011	March 31, 2012	March 31, 2012
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	3,503,428,418	2,964,876,678	470,802,172
Restricted cash	211,636,294	213,856,633	33,958,973
Short-term investment	1,288,471,562	1,977,502,865	314,013,952
Accounts receivable, net	789,036,329	832,743,004	132,233,903
Prepayments and other current assets	566,187,711	558,883,123	88,746,824
Deferred tax assets, current	39,782,201	39,014,008	6,195,158

Total current assets	6,398,542,515	6,586,876,311	1,045,950,982

Long-term deposits	155,360,492	158,347,808	25,144,551
Land use rights	113,460,899	112,765,106	17,906,329
Property, equipment and software	683,903,870	686,403,058	108,996,119
Investment *	1,305,145,043	1,261,819,394	200,368,304
Goodwill	798,601,767	798,601,767	126,812,508
Intangible assets	306,420,192	304,243,163	48,311,737

Total assets	9,761,434,778	9,909,056,607	1,573,490,530

LIABILITIES
Current liabilities:
Accounts payable	763,256,074	970,132,455	154,050,410
Salary and welfare payable	145,524,036	113,325,353	17,995,292
Taxes payable	220,604,123	196,218,724	31,158,194
Advances from customers	1,090,852,066	880,348,965	139,793,405
Accrued liability for customer reward program	161,838,531	173,441,232	27,541,283
Other payables and accruals	185,985,423	206,750,724	32,830,604

Total current liabilities	2,568,060,253	2,540,217,453	403,369,188

Deferred tax liabilities, non-current	48,308,692	48,092,750	7,636,800

Total liabilities	2,616,368,945	2,588,310,203	411,005,988

SHAREHOLDERS’ EQUITY
Share capital	2,939,527	2,946,619	467,903
Additional paid-in capital *	3,465,924,424	3,553,744,184	564,310,311
Statutory reserves	98,049,668	98,049,668	15,569,618
Accumulated other comprehensive loss	(172,466,277)	(253,617,950)	(40,272,799)
Retained Earnings	3,806,608,747	4,014,976,089	637,550,788
Treasury stock	(158,761,225)	(158,761,225)	(25,210,198)

Total Ctrip’s shareholders’ equity	7,042,294,864	7,257,337,385	1,152,415,623

Noncontrolling interests	102,770,969	63,409,019	10,068,919

Total shareholders’ equity	7,145,065,833	7,320,746,404	1,162,484,542

Total liabilities and shareholders’ equity	9,761,434,778	9,909,056,607	1,573,490,530

Ctrip.com International, Ltd.

Consolidated Statements of Operations Information

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2011	December 31, 2011	March 31, 2012	March 31, 2012
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Hotel reservation	310,393,954	399,622,781	366,784,363	58,242,852
Air-ticketing	326,474,923	378,235,877	360,463,420	57,239,130
Packaged tour	124,834,012	130,155,486	166,379,981	26,420,005
Corporate travel	31,444,896	47,237,358	38,801,113	6,161,352
Others	20,959,425	31,344,006	31,170,118	4,949,602

Total revenues	814,107,210	986,595,508	963,598,995	153,012,941

Less: business tax and related surcharges	(49,584,200)	(60,762,409)	(52,790,604)	(8,382,787)

Net revenues	764,523,010	925,833,099	910,808,391	144,630,154

Cost of revenues	(164,706,899)	(224,533,043)	(225,956,740)	(35,880,387)

Gross profit	599,816,111	701,300,056	684,851,651	108,749,767

Operating expenses:
Product development	(130,286,710)	(172,796,077)	(196,216,150)	(31,157,785)
Sales and marketing	(124,641,801)	(184,658,424)	(183,405,064)	(29,123,472)
General and administrative	(82,145,928)	(113,264,071)	(128,674,249)	(20,432,592)

Total operating expenses	(337,074,439)	(470,718,572)	(508,295,463)	(80,713,849)

Income from operations	262,741,672	230,581,484	176,556,188	28,035,918

Interest income	19,013,573	32,710,259	45,773,353	7,268,496
Other income	12,924,512	32,831,890	9,437,752	1,498,651

Income before income tax expense and equity in income	294,679,757	296,123,633	231,767,293	36,803,065

Income tax expense	(62,849,199)	(69,327,999)	(64,797,513)	(10,289,403)
Equity in income of affiliates *	4,796,882	27,675,601	43,475,409	6,903,598

Net income	236,627,440	254,471,235	210,445,189	33,417,260

Less: Net income attributable to noncontrolling interests	(1,719,107)	(1,947,341)	(2,077,847)	(329,948)

Net income attributable to Ctrip’s shareholders	234,908,333	252,523,894	208,367,342	33,087,312

Comprehensive income	67,587,559	244,377,532	127,215,669	20,200,980

Earnings per ordinary share
- Basic	6.55	7.01	5.80	0.92
- Diluted	6.17	6.70	5.48	0.87

Earnings per ADS
- Basic	1.64	1.75	1.45	0.23
- Diluted	1.54	1.67	1.37	0.22

Weighted average ordinary shares outstanding
- Basic	35,891,105	36,003,255	35,911,996	35,911,996
- Diluted	38,060,214	37,713,249	38,053,311	38,053,311

*	The Company’s unaudited financial results for the three months ended March 31, 2012 have been revised to reflect a gain on changes in interest in an affiliate of RMB39 million, as a result of the affiliate’s issuance of ordinary shares to acquire a new business. Such revision resulted in an increase in the Company’s net income by RMB39 million, an increase in diluted earnings per ADS by RMB0.26 for the three months ended March 31, 2012, a decrease in investments by RMB67 million, a decrease in additional paid in capital by RMB106 million and an increase in retained earnings by RMB39 million as of March 31, 2012 and June 30, 2012.

Notes for all the consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.2975 on March 30, 2012 published by the Federal Reserve Board.